Exhibit 23.1

TERRY AMISANO LTD. KEVIN HANSON, CA	AMISANOHANSON CHARTEREDACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference, in the Form SB-1/A-3 of Knightsbridge Resources Inc. (the "Company"), of our report of June 1, 2005 on the financial statements as of December 31, 2004 and for the year then ended. Our report dated June 1, 2005 contains additional comments that state that conditions and events exist that cast substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

"AMISANO HANSON"

AMISANO HANSON
Chartered Accountants

Vancouver, BC, Canada
June 21, 2005

Suite 604-750 West Pender Street Vancouver Canada	Telephone: 604-689-0188 Facsimile: 604-689-9773
V6C 2T7	E-mail: amisano@telus.net